UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INDEPENDENCE CONTRACT DRILLING, INC

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

453415309

(CUSIP Number)

April 16, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453415309

(1)	Names of reporting persons ANTHEM, INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Indiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 4,046,591
(6) Shared voting power: 0
(7) Sole dispositive power: 4,046,591
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 4,046,591
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 5.2%[1]
(12)	Type of reporting person (see instructions) CO

[1]	This percentage is based on 77,078,252 Shares outstanding as of February 25, 2019, as reported in the Issuer’s annual report on Form 10-K filed on March 1, 2019.

These shares were previously reported on a Schedule 13G filed on October 11, 2018 in a joint filing with Logan Asset Management LP (“Logan LP”), Logan Asset Management GP LLC and Steven K. Gendal when Logan LP served as the investment manager with respect to the Shares held in a managed account of which Anthem was the sole owner. This Schedule 13G is being filed to reflect that Logan LP no longer serves as the investment manager of such account, and Anthem now has sole voting and dispositive power with respect to such shares.

Item 1(a)	Name of issuer:

Independence Contract Drilling, Inc. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

2951 28th Street, Santa Monica, California 90405

2(a) Name of person filing:

Anthem, Inc. (“Anthem”)

2(b) Address or principal business office or, if none, residence:

220 Virginia Avenue, Indianapolis, Indiana 46204

2(c) Citizenship:

Indiana corporation

2(d) Title of class of securities:

Common stock, par value $0.01 per share (the “Shares”)

2(e) CUSIP No.:

453415309

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

As of April 16, 2019, Anthem may be deemed the beneficial owner of approximately 4,046,591Shares.

(b) Percent of class:

As of April 16, 2019, Anthem may be deemed the beneficial owner of approximately 5.2% of Shares outstanding. (This percentage is based on 77,078,252 Shares outstanding as of February 25, 2019, as reported in the Issuer’s annual report on Form 10-K filed on March 1, 2019.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,046,591.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 4,046,591

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of 5 Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019	Signature:	/s/ Kathleen S. Kiefer
	Name:	Kathleen S. Kiefer
	Title:	Vice President, Legal & Corporate Secretary